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                                                         SEC FILE NUMBER
                                                             0-16172
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                                                           CUSIP NUMBER
                                                           20562D-20-B
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12B-25


                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:      April 5, 1996
                 -----------------------------
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
                                ----------------------------------------------

- --------------------------------------------------------------------------------
  Read instruction (on back page) Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
- -------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I--REGISTRANT INFORMATION

Full name of registrant       COMPUTONE CORPORATION
                       --------------------------------------------------------
Former name if applicable     WORLD-WIDE TECHNOLOGY INC.
                         ------------------------------------------------------
Address of principal executive office (Street and number)
                              1100 NORTHMEADOW PARKWAY, SUITE 150
- --------------------------------------------------------------------------------
City, State and Zip Code      ROSWELL, GEORGIA  30076
                        --------------------------------------------------------

                        PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant cannot file its Form 10-K report for the fiscal year ended April 5, 1996 on a timely basis because Registrant's auditors will be unable to complete their audit of Registrant's financial statements on a timely basis. The auditors' delay was caused principally by the need to investigate certain allegations by former employees of Registrant concerning Registrant's accounting practices.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    FREDERICK W. DREHER, ESQUIRE
    DUANE, MORRIS & HECKSCHER            215           979-1234
    --------------------------------  ----------- -------------------------
               (Name)                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

    ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. As noted in Attachment A, Registrant's auditors are investigating certain allegations made by former employees of Registrant concerning Registrant's accounting practices. Pending completion of that investigation, which is scheduled for July 9, 1996, Registrant is unable to conclude on a reasonable basis whether there will be a significant change in its results of operations from Registrant's prior fiscal year.

                      COMPUTONE CORPORATION
    -------------------------------------------------------------------------
                 (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date        JULY 5, 1996               By  /s/ Thomas J. Anderson
    ----------------------------------    --------------------------------------
                                                THOMAS J. ANDERSON

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
+-----------------------------------------------------------------------------+
|  Intentional misstatements or omissions of fact constitute Federal Criminal |
|  Violations (see 18 U.S.C. 1001).                                           |
+-----------------------------------------------------------------------------+

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.